

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 25, 2008

Via U.S. Mail and Fax (423) 663-9461

Mr. Lyle H. Cooper
Chief Financial Officer
Miller Petroleum, Inc.
3651 Baker Highway
Huntsville, TN 37756

> **Re:**   **Miller Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> **Filed August 13, 2008**
>
> **File No. 033-02249-FW**

Dear Mr. Cooper:

We have reviewed your Form 10-KSB for the Fiscal Year Ended April 30, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended April 30, 2008

Note 12 - SFAS No. 69 Supplemental Disclosure, page 34

1.   We note the "Return of proved undeveloped properties" to the Company in your reserve quantity information for the period ended April 30, 2008. These amounts appear to be related to your settlement with Wind City Oil & Gas, LLC. We also note on page 36 that the Company's relationship was the subject of final arbitration in March 2008. Tell us in more detail why it is appropriate to include these amounts in your reserve balance as of April 30, 2008 when the final settlement was executed on June 13, 2008 as described in Note 11.

        In addition, we note you have reclassified certain amounts from the Investment in Joint Venture line item on the balance sheet as of April 30, 2008 related to the settlement described above, which occurred subsequent to year end. Please identify the amounts to you have reclassified as of April 30, 2008 and tell us why you have accounted for these events finalized in June 2008 in your financial statements as of April 30, 2008.

Form 10-Q for the quarterly period ended July 31, 2008

Item 4T. Controls and Procedures, page 17

2.   We note your Chief Executive Officer and Chief Financial Officer have concluded as of the Evaluation Dates that your disclosure controls and procedures were effective. We also note for the fiscal year ended April 30, 2008 the disclosure controls and procedures were not effective. However, you have disclosed no changes have been made to your internal controls over financial reporting that has had a material effect. Please tell us and disclose what specific remediation efforts occurred to in the three months ended July 31, 2008 to conclude your disclosure controls and procedures are now effective.

Form 10-Q for the quarterly period ended October 31, 2008

Note 3 – Sale of Oil and Gas Properties and Equipment Purchases, page 7

3.   We note the sale of approximately 30,000 acres of oil and gas leases and eight drilled but not completed wells to Atlas America, LLC for $19.6 million, along with the gain on sale you have recorded in the amount of $11.7 million. Please tell where these assets were recorded on your balance sheet as of your fiscal year end, specifically how you accounted for this transaction and your basis for recognizing the gain on sale of $11.7 million.

Engineering comments

Description of Property, page 9

Oil and Gas Leases, page 9

4.   You have provided no information on your oil and gas properties or the nature of
        their production. Please refer to Instruction 3 of Item 102 in Regulation S-K
        which requires companies in the extractive industries to provide information as to
        production, reserves, location, development and the nature of the registrant's
        interest. If individual properties are of major significance more detailed
        information concerning these matters shall be furnished and appropriate maps
        shall be used to disclose location data of significant properties except in the cases
        for which numerous maps would be required. Please provide the required
        disclosure.

Existing Production, page 9

5.   The table of existing production is confusing. You appear to be reporting
        cumulative production for 2007 and 2008 but do not state that fact. It is also not
        clear if the line titled Total 2006 is only the production for 2006 or if it also
        includes production from previous years. There is no provision in the rules for
        adding the production for separate years together to give total production for
        multiple years. Please revise this table to only report production for each separate
        year that you report.

Oil and Gas Reserve Analysis, page 9

6.   We note your table of reserve changes here and on page 35. We note that you
        disclose some information about proved producing reserves and total reserves.
        However, the guidance in paragraph 10 of SFAS 69 requires differentiation based
        on whether the reserves are developed or undeveloped, rather than producing or
        non-producing. Please modify your disclosure as necessary to indicate the
        amount of your proved undeveloped oil, natural gas liquids and natural gas
        reserves, as estimated using the definitions set forth in Rule 4-10(a)(4) of
        Regulation S-X. Please also disclose the information that would be required for
        any material developed non-producing reserves, pursuant to the guidance in
        paragraph 16 of SFAS 69.

Changes in the Standardized Measure, pages 10 and 36

7.   You indicate in the table that the Standardized Measure in 2008 had a negative
$714,788 change due to sales of minerals in place. Please reconcile this with the
table of reserve changes on pages 9 and 35 which have no line items titled "sales
of minerals in place."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202)
551-3717 if you have questions regarding comments on the financial statements and
related matters. You may contact James Murphy at (202) 551-3718 if you have questions

regarding the engineering comments and related matters. You may contact me at (202) 551-3703 with any other questions.

Sincerely,

/s/ Brad Skinner for CW

Chris White
Branch Chief